

Mail Stop 3030

July 20, 2018

Via E-mail
Neil F. Fowler
Chief Executive Officer
Liquidia Technologies, Inc.
419 Davis Drive, Suite 100
Morrisville, North Carolina 27560

> **Re: Liquidia Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 13, 2018**
> **File No. 333-225960**

Dear Mr. Fowler:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 9

1.   We note your disclosure that certain existing stockholders, including certain affiliates of your directors, have indicated an interest in purchasing an aggregate of approximately $30.0 million of your common stock in the offering. Please tell us whether these indications of interest could result in a shareholder acquiring more than 5% of your shares. Also tell us whether the underwriters' obligation to purchase the offered securities would be affected by whether those who indicated an interest purchase the shares.

Exhibit 5.1

2.   Please tell us why counsel refers in the second paragraph of the opinion to an agreement "in the form filed as Exhibit 1.1 to the Registration Statement" when your exhibit index

indicates that exhibit 1.1 is to be filed by amendment. In this regard, given the number of shares mentioned in this exhibit, it is unclear whether the underwriting agreement will refer to an offering of a size that differs from the size mentioned in the fee table to your registration statement.

3.   Clauses (A) and (C) in the fifth paragraph of the opinion suggest that corporate action necessary to authorize and approve the issuance of the offered securities has not yet occurred. Please provide us your analysis of why the assumptions in those clauses – other than the assumption regarding the pricing committee taking action necessary to set the sale price of the securities – are necessary and appropriate.

4.   We note clause (B) in the fifth paragraph of the opinion. Please provide us your analysis of why it would be appropriate for the registration statement to be declared effective if the offered shares are not authorized by the Certificate of Incorporation.

<u>Signatures, page II-9</u>

5.   Please include the registrant's name on the Signatures page as required by Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Andrew P. Gilbert